NEWS                                                                  [TXU LOGO]
RELEASE
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1601 Bryan Street
Dallas, Texas 75201-3411

                                                      FOR IMMEDIATE RELEASE
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                     TXU CORP. ANNOUNCES RESULTS OF TENDERS
                  FOR EQUITY-LINKED AND CONVERTIBLE SECURITIES

DALLAS (October 14, 2004) - TXU Corp. (NYSE: TXU) announced today the results of the cash tender offers for its equity-linked debt securities and convertible notes that were announced on September 15. In the tender offers, TXU Corp. will purchase for cash approximately (i) 7,449,792 of its outstanding Corporate Units (NYSE: TXU PrC), which represent 64.6% of its outstanding Corporate Units, for $52.28 per Corporate Unit, (ii) 5,077,362 of its outstanding Income PRIDES (NYSE: TXU PrD), which represent 57.7% of its outstanding Income PRIDES, for $52.39 per Income PRIDES and (iii) $482,024,000 principal amount of its outstanding Floating Rate Convertible Senior Notes due 2033, which represents 91.7% of its outstanding Convertible Senior Notes, for a purchase price of $1,593.65 per $1,000 principal amount of Convertible Senior Notes, plus accrued and unpaid interest on the Convertible Senior Notes.

TXU Corp., a Dallas-based energy company, manages a portfolio of competitive and regulated energy businesses in North America, primarily in Texas. In TXU Corp.'s unregulated business, TXU Energy Retail provides electricity and related services to more than 2.6 million competitive electricity customers in Texas, more customers than any other retail electric provider in the state. TXU Power owns and operates over 18,300 megawatts of generation in Texas, including 2,300 MW of nuclear-fired and 5,837 MW of lignite/coal-fired generation capacity. TXU Corp. is also the largest purchaser of wind-generated electricity in Texas and among the top five purchasers in North America. TXU Corp.'s regulated electric distribution and transmission business, TXU Electric Delivery Company, complements the competitive operations, using asset management skills developed over more than one hundred years, to provide reliable electricity delivery to consumers. TXU Electric Delivery operates the largest distribution and transmission system in Texas, providing power to 2.9 million electric delivery points over more than 98,000 miles of distribution and 14,000 miles of transmission lines. Visit www.txucorp.com for more information about TXU Corp.

This release contains forward-looking statements, which are subject to various risks and uncertainties. Discussion of risks and uncertainties that could cause actual results to differ materially from management's current projections, forecasts, estimates and expectations is contained in TXU Corp.'s SEC filings on Forms 10-K and 10-Q. In addition to the risks and uncertainties set forth in TXU Corp.'s SEC filings on Forms 10-K and 10-Q, the amount of securities purchased is subject to final confirmation of the validity of tenders submitted.

                                     -END-

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